Exhibit 99.1

>	NICE Systems Limited	>	T 972 9 775 3777	F 972 9 743 4282	>	Insight from Interactions
	8 Hapnina Street POB 690		E info@nice.com
Ra’anana 43107 Israel

NICE Reports Second Quarter 2010 Results; Achieves 21%
Growth Year-over-Year in Revenue; Record Revenue and Backlog

Ra’anana, Israel, Aug 3, 2010 - NICE Systems (NASDAQ: NICE), a leading global provider of intent-based solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced results for the second quarter ending June 30, 2010.

Second Quarter 2010 non-GAAP and Business Highlights Include:
•	Revenues at new record of $170 million, up 21% year-over-year
•	Operating margin reached 17.6%, net income increased to $26.5 million
•	Earnings per fully diluted share increased to $0.41 from $0.36 last year
•	Book-to-bill greater than 1; backlog reaches new record
•	Company generated $39 million cash from operations in the quarter
•	Enhanced visibility; Company updates annual guidance provided in May 2010

“We are pleased with our performance in the second quarter. Our business continued to demonstrate positive growth momentum and improved profitability, complemented by substantial cash from operations during the quarter. Our book-to-bill ratio was once again greater than one, and we ended the quarter with record revenues and a record backlog. These achievements lead us to update our guidance for the second time this year,” said Zeevi Bregman, President and Chief Executive Officer, NICE Systems.

“NICE’s growth continues to be driven by the various market trends we have identified - the increasing number of interactions between enterprises and their end-customers across various channels of communications; a growing number of fraud threats; enhanced demand for our holistic and unified, analytics-based integrated security solutions; and compliance with regulations, which is a major growth driver for NICE. All of these needs are addressed by our intent-base business solutions.”

“We also announced the recently completed acquisition of eglue, which is highly strategic and complements our business applications offering. Since we closed the transaction, we have announced new integrated solutions for contact centers and back office operations, including the most recent announcement from earlier today. We believe that these new and innovative solutions will constitute additional growth engines for NICE,” Mr. Bregman concluded.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2010:

Revenues: Second quarter 2010 non-GAAP revenues increased 21% to $169.5 million from $140.5 million in the second quarter of 2009.

Gross Profit: Second quarter 2010 non-GAAP gross profit and margin increased to $108.3 and 63.9%, respectively, from $88.4 million and 62.9% in the second quarter of 2009.

Operating Income: Second quarter 2010 non-GAAP operating income and margin reached $29.8 million and 17.6%, respectively, up from $24.6 million and compared with 17.5% in the second quarter of 2009.

Net Income: Second quarter 2010 non-GAAP net income increased to $26.5 million, up from $22.1 million in the second quarter of 2009.

Earnings per Fully Diluted Share: Second quarter 2010 non-GAAP earnings per fully diluted share increased to $0.41, up from $0.36 in the second quarter of 2009.

GAAP Financial Highlights for the Second Quarter Ended June 30, 2010:

Revenues: Second quarter 2010 revenues increased 20% to $168.5 million from $140.5 million in the second quarter of 2009.

Gross Profit: Second quarter 2010 gross profit and margin increased to $101.3 million and 60.1%, respectively, up from $83.7 million and 59.6% in the second quarter of 2009.

Operating Income: Second quarter 2010 operating income increased to $13.2 million, compared with $12.2 million in the second quarter of 2009.

Net Income: Second quarter 2010 net income increased to $12.7 million, compared to $11.6 million in the second quarter of 2009.

Earnings per Fully Diluted Share: Earnings per fully diluted share in the second quarter 2010 increased to $0.20, from $0.19 in the second quarter of 2009.

Operating Cash Flow and Cash Balance: Second quarter 2010 operating cash flow was $38.8 million. As of June 30, 2010, total cash and equivalents were $596 million, with no debt.

Updated Fiscal Year 2010 and Introduction of Third Quarter Guidance:

Taking into account the business momentum, record backlog and improved visibility, as well as the completion of the eglue acquisition in mid July, the company is updating its full year 2010 guidance and introducing third quarter guidance as follows:

Fiscal Year 2010: Non-GAAP revenue guidance for the full year is raised to be in the range of $675 and $685 million. Non-GAAP EPS, on a fully diluted basis, is expected to be in the range of $1.67 and $1.75.

Third quarter 2010: Non-GAAP revenue for the third quarter 2010 is expected to be in the range of $171 and $175 million; and non-GAAP EPS, on a fully diluted basis, is expected to be between $0.41 and $0.45.

Quarterly Results Conference Call

NICE management will host a teleconference, today, Aug 3, 2010 at 8:30 ET, 15:30 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate in the call: United States +1-866-229-7198or +1-888-668-9141, International +972-3- 9180609, Israel 03- 9180609. This call will be webcast live on http://www.nice.com at http://www.nice.com/investor_relations/calendar.php. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States  +1-888- 326-9310, International +972-3-9255927, Israel 03-925 5927.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share based compensation expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications.  NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies.  More information is available at http://www.nice.com/.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2009	2010	2009	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$65,659	$79,058	$134,276	$154,139
Services	74,791	89,471	145,334	174,311
Total revenue	140,450	168,529	279,610	328,450

Cost of revenue
Product	20,469	27,500	40,675	53,541
Services	36,234	39,707	72,135	78,313
Total cost of revenue	56,703	67,207	112,810	131,854

Gross profit	83,747	101,322	166,800	196,596

Operating Expenses:
Research and development, net	17,535	23,239	36,011	45,466
Selling and marketing	33,825	41,944	67,879	84,535
General and administrative	16,547	18,200	33,285	37,852
Amortization of acquired intangible assets	3,647	4,760	7,252	9,491
Total operating expenses	71,554	88,143	144,427	177,344

Operating income	12,193	13,179	22,373	19,252

Financial income, net	1,828	1,846	4,618	3,708
Other income (expense), net	(26)	2	(73)	(32)

Income before taxes on income	13,995	15,027	26,918	22,928
Taxes on income	2,405	2,318	4,707	4,141

Net income	$11,590	$12,709	$22,211	$18,787

Basic earnings per share	$0.19	$0.20	$0.36	$0.30

Diluted earnings per share	$0.19	$0.20	$0.36	$0.29

Weighted average number of shares outstanding used to compute:

Basic earnings per share	61,104	62,618	61,009	62,362
Diluted earnings per share	61,780	64,377	61,677	64,154

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2009	2010	2009	2010
GAAP revenues	$140,450	$168,529	$279,610	$328,450
Valuation adjustment on acquired deferred product revenue	-	450	-	941
Valuation adjustment on acquired deferred service revenue	8	565	88	2,752
Non-GAAP revenues	$140,458	$169,544	$279,698	$332,143

GAAP cost of revenue	$56,703	$67,207	$112,810	$131,854
Amortization of acquired intangible assets on cost of product	(4,025)	(5,637)	(8,099)	(11,080)
Valuation adjustment on acquired deferred cost of services	-	216	-	435
Cost of product revenue adjustment (1,2)	(114)	(100)	(229)	(202)
Cost of services revenue adjustment (1,2)	(457)	(397)	(1,139)	(1,302)
Non-GAAP cost of revenue	$52,107	$61,289	$103,343	$119,705

GAAP gross profit	$83,747	$101,322	$166,800	$196,596
Gross profit adjustments	4,604	6,933	9,555	15,842
Non-GAAP gross profit	$88,351	$108,255	$176,355	$212,438

GAAP operating expenses	$71,554	$88,143	$144,427	$177,344
Research and development (1,2,3)	(825)	(1,323)	(2,228)	(2,742)
Sales and marketing (1,2)	(1,239)	(1,073)	(3,318)	(2,823)
General and administrative (1,2,3)	(2,139)	(2,429)	(3,269)	(6,073)
Amortization of acquired intangible assets	(3,647)	(4,760)	(7,252)	(9,491)
Acquisition related expenses	-	(81)	-	(619)
Non-GAAP operating expenses	$63,704	$78,477	$128,360	$155,596

GAAP finance & other income, net	$1,802	$1,848	$4,545	$3,676
Re-organization expenses	-	-	52	-
Non-GAAP finance & other income, net	$1,802	$1,848	$4,597	$3,676

GAAP taxes on Income	$2,405	$2,318	$4,707	$4,141
Tax adjustments re non-gaap adjustments	1,983	2,789	4,473	5,690
Non-GAAP taxes	$4,388	$5,107	$9,180	$9,831

GAAP net income	$11,590	$12,709	$22,211	$18,787
Valuation adjustment on acquired deferred revenue	8	1,015	88	3,693
Valuation adjustment on acquired deferred cost of services	-	(216)	-	(435)
Amortization of acquired intangible assets	7,672	10,397	15,351	20,571
Acquisition related compensation expense (3)	305	311	611	622
Share-based compensation (1)	4,469	4,553	7,411	10,258
Re-organization expenses (2)	-	458	2,213	2,262
Acquisition related expenses	-	81	-	619
Tax adjustments re non-gaap adjustments	(1,983)	(2,789)	(4,473)	(5,690)
Non-GAAP net income	$22,061	$26,519	$43,412	$50,687

GAAP diluted earnings per share	$0.19	$0.20	$0.36	$0.29

Non-GAAP diluted earnings per share	$0.36	$0.41	$0.70	$0.79

Shares used in computing US GAAP diluted earnings per share (in thousands)	61,104	64,377	61,009	64,154

Shares used in computing Non-GAAP diluted earnings per share (in thousands)	61,812	64,377	61,681	64,154

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		June 30,		June 30,
		2009	2010	2009	2010
	Cost of product revenue	$(114)	$(100)	$(228)	$(202)
	Cost of service revenue	(457)	(397)	(819)	(1,016)
	Research and development	(658)	(1,012)	(902)	(2,120)
	Sales and marketing	(1,239)	(1,073)	(2,517)	(2,316)
	General and administrative	(2,001)	(1,971)	(2,945)	(4,604)
		$(4,469)	$(4,553)	$(7,411)	$(10,258)

(2)	Re-organization expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2009	2010	2009	2010
	Cost of product revenue	$-	$-	$(1)	$-
	Cost of service revenue	-	-	(320)	(286)
	Research and development	-	-	(991)	-
	Sales and marketing	-	-	(801)	(507)
	General and administrative	-	(458)	(48)	(1,469)
	Other expense	-	-	(52)	-
		$-	$(458)	$(2,213)	$(2,262)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		June 30,		June 30,
		2009	2010	2009	2010
	Research and development	$(167)	$(311)	$(335)	$(622)
	General and administrative	(138)	-	(276)	-
		$(305)	$(311)	$(611)	$(622)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	June 30,
	2009	2010
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$214,811	$149,097
Short-term investments	108,850	189,874
Trade receivables	102,147	90,717
Other receivables and prepaid expenses	23,887	33,780
Inventories	14,445	12,023
Deferred tax assets	8,181	8,732

Total current assets	472,321	484,223

LONG-TERM ASSETS:
Marketable securities	224,828	257,052
Other long-term assets	29,314	28,836
Property and equipment, net	22,052	21,215
Other intangible assets, net	156,664	152,458
Goodwill	494,498	500,120

Total long-term assets	927,356	959,681

TOTAL ASSETS	$1,399,677	$1,443,904

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$26,342	$17,650
Accrued expenses and other liabilities	261,519	284,104

Total current liabilities	287,861	301,754

LONG-TERM LIABILITIES:
Deferred tax liabilities	25,899	22,170
Other long-term liabilities	23,163	24,539

Total long-term liabilities	49,062	46,709

SHAREHOLDERS' EQUITY	1,062,754	1,095,441

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,399,677	$1,443,904

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2009	2010	2009	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$11,590	$12,709	$22,211	$18,787
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	11,001	13,843	21,946	27,442
Stock based compensation	4,469	4,553	7,411	10,258
Excess tax shortfall (benefit) from share-based payment arrangements	(28)	(8)	1	(195)
Accrued severance pay, net	(484)	(102)	(1,046)	(461)
Amortization of discount (premium) and accrued interest
on marketable securities	438	1,733	665	1,706
Loss (gain) on marketable securities sold, called or impaired	15	(258)	(697)	(794)
Deferred taxes, net	(2,428)	(2,798)	(4,882)	(5,465)
Decrease (increase) in trade receivables	2,408	(4,821)	21,099	11,387
Decrease (increase) in other receivables and prepaid expenses	746	(7,601)	(388)	(9,031)
Decrease in inventories	37	1,463	1,289	2,004
Increase (decrease) in trade payables	4,002	1,805	(2,990)	(8,595)
Increase (decrease) in accrued expenses and other liabilities	(2,473)	18,180	(2,280)	21,951
Other	(125)	101	275	163

Net cash provided by operating activities	29,168	38,799	62,614	69,157

Cash flows from investing activities:

Purchase of property and equipment	(1,377)	(2,494)	(3,925)	(5,041)
Proceeds from sale of property and equipment	24	10	31	8
Investment in marketable securities	(40,629)	(80,431)	(106,121)	(207,307)
Proceeds from maturity, call and sale of marketable securities	55,945	22,341	101,615	63,148
Investment in short-term bank deposits	(62,000)	-	(79,000)	-
Proceeds from short-term bank deposits	8,413	9,000	52,450	30,019
Capitalization of software development costs	(369)	(432)	(556)	(738)
Purchase of intangible assets	-	-	(1,000)	-
Payments for acquisitions	(4,435)	(5,001)	(4,444)	(26,066)

Net cash used in investing activities	(44,428)	(57,007)	(40,950)	(145,977)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	1,164	2,541	3,999	11,673
Excess tax benefit (shortfall) from share-based payment arrangements	28	8	(1)	195

Net cash provided by financing activities	1,192	2,549	3,998	11,868

Effect of exchange rate changes on cash	1,946	(536)	66	(762)

Increase (decrease) in cash and cash equivalents	(12,122)	(16,195)	25,728	(65,714)
Cash and cash equivalents at beginning of period	182,226	165,292	144,376	214,811

Cash and cash equivalents at end of period	$170,104	$149,097	$170,104	$149,097